SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                 Schedule 13E-3

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. 4 -- Final Amendment)

                         CB Richard Ellis Services, Inc.
                              (Name of the Issuer)

                         CB Richard Ellis Services, Inc.
                               CBRE Holding, Inc.
                          RCBA Strategic Partners, L.P.
                          FS Equity Partners III, L.P.
                     FS Equity Partners International, L.P.
                            The Koll Holding Company
                                Raymond E. Wirta
                                 W. Brett White
                                Frederic V. Malek
                                 Richard C. Blum
                               Bradford M. Freeman
                                 Donald M. Koll
                       (Names of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    12489L108
                      (CUSIP Number of Class of Securities)

Walter V. Stafford, Esq.                   Copy to:
Senior Executive Vice President,
Secretary and General Counsel                 Thomas J. Murphy, Esq.
CB Richard Ellis Services, Inc.               McDermott, Will & Emery
505 Montgomery Street, 6th Floor              227 West Monroe Street
San Francisco, California 94111               Chicago, Illinois 60606
415-733-5502                                  312-372-2000

Murray A. Indick, Esq.                     Copy to:
Richard C. Blum
CBRE Holding, Inc.                            Richard Capelouto, Esq.
RCBA Strategic Partners, L.P.                 Simpson Thacher & Bartlett
909 Montgomery Street, Suite 400              3330 Hillview Avenue
San Francisco, California 94133               Palo Alto, California 94304
415-288-7241                                  650-251-5000

J. Frederick Simmons                       Copy to:
Bradford M. Freeman
FS Equity Partners III, L.P.                  Roger Lustberg, Esq.
FS Equity Partners International, L.P.        Riordan & McKinzie
11100 Santa Monica Boulevard                  300 South Grand Avenue, 29th Floor
Suite 1900                                    Los Angeles, California 90071
Los Angeles, California 90025                 213-629-4824
310-444-1832

Frederic V. Malek                          Copy to:
1455 Pennsylvania Avenue, N.W.
Suite 350                                     Terrance Bessey, Esq.
Washington, D.C. 20004                        Kirkland & Ellis
202-371-0150                                  655 Fifteenth Street, N.W.,
                                              Suite 1200
                                              Washington, D.C. 20005
                                              202-879-5000

Raymond E. Wirta                           Copy to:
W. Brett White
200 North Sepulveda Boulevard                 Gary J. Singer, Esq.
Suite 300                                     O'Melveny & Myers LLP
El Segundo, California 90245                  610 Newport Center Drive,
310-563-8600                                  Suite 1700
                                              Newport Beach, California 92660
                                              949-760-9600

The Koll Holding Company                   Copy to:
Donald M. Koll
4343 Von Karman Avenue                         Gary J. Singer, Esq.
Newport Beach, CA 92660                        O'Melveny & Myers LLP
949-833-3030                                   610 Newport Center Drive,
                                               Suite 1700
                                               Newport Beach, California 92660
                                               949-760-9600

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  |_| The filing of a registration statement under the Securities Act of 1933.
c.  |_| A tender offer.
d.  |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

Check the following box if the filing is a final amendment reporting the results of the transaction. |X|

                            CALCULATION OF FILING FEE

   Transaction Valuation(1)                      Amount of filing fee(1)

--------------------------------------------------------------------------------

         $202,922,255                                    $40,584

(1) Pursuant to the Amended and Restated Agreement and Plan of Merger dated as of May 31, 2001, BLUM CB Corp, a wholly owned subsidiary of CBRE Holding, Inc., was merged into CB Richard Ellis Services and each outstanding share of Common Stock was converted into the right to receive $16.00, except for the shares held by either BLUM CB Corp. or CBRE Holding, Inc., which shares were cancelled in the merger without any payment therefor. Pursuant to an Amended and Restated Contribution and Voting Agreement, certain stockholders of CB Richard Ellis Services (the "Continuing Stockholders") contributed 7,967,274 shares of Common Stock to CBRE Holding, Inc. immediately prior to the merger, which shares consisted of 1,077,986 shares purchased from affiliates of a Continuing Stockholder immediately prior to the merger at a price of $16.00 per share, and 6,889,288 shares already owned by the Continuing Stockholders. Immediately prior to the merger, there were 20,337,610 shares of Common Stock outstanding. The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock to be acquired in the transactions (calculated by subtracting 7,967,274 from 20,337,610) and (ii) the transaction consideration of $16.00 in cash per share of Common Stock, plus (y) $4,996,879 expected to be paid to holders of stock options granted by CB Richard Ellis Services to purchase shares of Common Stock in exchange for the cancellation of such options ((x) and (y) together, the "Merger Consideration"). The required filing fee, calculated in accordance with Regulation 240.00-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Merger Consideration, or $40,584. A filing fee of $43,646 was previously paid.

|X| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:     $43,646            Filing Party:        CB Richard Ellis Services, Inc.
Form or registration no.:   Schedule 14A       Date filed:          April 12, 2001


                                  INTRODUCTION


         This Amendment No. 4 to Transaction Statement on Schedule 13E-3 is being filed by: (1) CB Richard Ellis Services, Inc., a Delaware corporation ("CB Richard Ellis Services"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; (2) RCBA Strategic Partners, L.P., a Delaware limited partnership, FS Equity Partners III, L.P., a Delaware limited partnership, FS Equity Partners International, L.P., a Delaware limited partnership, The Koll Holding Company, a California corporation, Raymond
E. Wirta, the Chief Executive Officer and a director of CB Richard Ellis Services, W. Brett White, the Chairman of the Americas and a director of CB Richard Ellis Services, and Frederic V. Malek, a former director of CB Richard Ellis Services, each formerly a holder of common stock, par value $.01 per share, of CB Richard Ellis Services (the "Common Stock") (such holders collectively, the "Continuing Stockholders"); (3) Richard C. Blum, a director of CB Richard Ellis Services and an affiliate of RCBA Strategic Partners, L.P., Bradford M. Freeman, a director of CB Richard Ellis Services and an affiliate of FS Equity Partners III, L.P. and FS Equity Partners International, L.P., and Donald M. Koll, a former director of CB Richard Ellis Services and an affiliate of The Koll Holding Company (such directors or former directors collectively, the "Affiliated Directors"); and (4) CBRE Holding, Inc., a Delaware corporation formerly known as BLUM CB Holding Corp. ("CBRE Holding").

         This Amendment No. 4 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the 13e-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On July 20, 2001, pursuant to an Amended and Restated Agreement and Plan of Merger dated as of May 31, 2001 (the "Merger Agreement"), among CB Richard Ellis Services, CBRE Holding and BLUM CB Corp., a Delaware corporation and a wholly-owned subsidiary of CBRE Holding ("Acquisition"), Acquisition was merged with and into CB Richard Ellis Services (the "Merger"). CB Richard Ellis Services is the surviving corporation in the Merger and at the effective time of the Merger became a wholly-owned subsidiary of CBRE Holding. Following the Merger, the Common Stock was delisted from the New York Stock Exchange.

         Pursuant to the terms of the Merger Agreement, at the effective time of the Merger each issued and outstanding share of Common Stock was converted into the right to receive $16.00 in cash, other than (i) shares of Common Stock owned by CBRE Holding and Acquisition, which totaled 7,967,274 shares at such time, which were cancelled, (ii) treasury shares and shares of Common Stock owned by any of CB Richard Ellis Services' subsidiaries, which were cancelled, and (iii) shares held by stockholders who perfect appraisal rights for such shares in accordance with Delaware law. Pursuant to an Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, among the Continuing Stockholders, CBRE Holding and Acquisition, as amended on July 19, 2001, immediately prior to the effective time of the Merger, the Continuing Stockholders contributed 7,967,274 shares of Common Stock and cash to CBRE Holding in consideration for the issuance to them of shares of Class B common stock of CBRE Holding. Such shares of Common Stock contributed to CBRE Holding were cancelled at the effective time of the Merger. Options, warrants and phantom stock units to acquire Common Stock were treated in connection with the Merger in the manner described in the proxy statement on Schedule 14A filed by CB Richard Ellis Services with the Securities and Exchange Commission on June 15, 2001 (the "Proxy Statement").

         The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment No. 4 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

         All information contained in this Amendment No. 4 concerning CB Richard Ellis Services and its subsidiaries has been supplied by CB Richard Ellis Services, all information concerning CBRE Holding has been supplied by CBRE Holding, all information concerning each of the Continuing Stockholders has been supplied by such Continuing Stockholder and all information concerning each of the Affiliated Directors has been supplied by such Affiliated Director.

         All references in this Amendment No. 4 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 16.  Exhibits.

Item 1016

(a)(i) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2001 (incorporated herein by reference to the Proxy Statement).

(a)(ii) Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(iii) Press release dated February 24, 2001 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CB Richard Ellis Services, Inc. on February 27, 2001).

(a)(iv) Offer to Purchase, dated June 19, 2001, Letter of Transmittal and Withdrawal of Tendered Options Letter, relating to the offer by CB Richard Ellis Services, Inc. to purchase any and all outstanding options to purchase its common stock (incorporated herein by reference to Schedule TO filed by CB Richard Ellis Services, Inc. on June 19, 2001).

(a)(v) Letter, dated June 22, 2001, from Raymond E. Wirta, Chief Executive Officer of CB Richard Ellis Services, Inc., to employees of CB Richard Ellis Services, Inc. and its subsidiaries (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on June 22, 2001).

(a)(vi) Letter, dated June 27, 2001, from James J. Didion, Chairman of the Board of CB Richard Ellis Services, Inc., to CB Richard Ellis Services, Inc. stockholders (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on June 27, 2001).

(a)(vii) Letter, dated July 2, 2001, from Raymond E. Wirta, Chief Executive Officer of CB Richard Ellis Services, Inc., to U.S. employees of CB Richard Ellis Services, Inc. and its subsidiaries (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on July 3, 2001).

(a)(viii) Letter, dated June 27, 2001, from James J. Didion, Chairman of the Board of CB Richard Ellis Services, Inc., to CB Richard Ellis Services, Inc. stockholders (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on July 3, 2001).

(a)(ix) Supplement, dated July 5, 2001, to Offer to Purchase, relating to the offer by CB Richard Ellis Services, Inc. to purchase any and all outstanding options to purchase its common stock (incorporated herein by reference to Amendment No. 2 to Schedule TO filed by CB Richard Ellis Services, Inc. on July 5, 2001).

(a)(x)          Press release dated July 20, 2001.

(b)(i) Commitment Letter, dated February 23, 2001, of Credit Suisse First Boston to BLUM CB Corp., including exhibits (incorporated herein by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).

(b)(ii) Amendment, dated May 31, 2001, to Commitment Letter of Credit Suisse First Boston to BLUM CB Corp. (incorporated herein by reference to Exhibit 13 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).

(b)(iii) Commitment Letter, dated February 23, 2001, of DLJ Investment Funding, Inc. to BLUM CB Holding Corp., including schedule and exhibit (incorporated herein by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28,
                2001).

(b)(iv) Amendment, dated May 31, 2001, to Commitment Letter of DLJ Investment Funding, Inc. to CBRE Holding, Inc. (incorporated herein by reference to Exhibit 14 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).

(b)(v) Amendment, dated as of June 29, 2001, to Commitment Letter of DLJ Investment Funding, Inc. to CBRE Holding, Inc. (incorporated herein by reference to Exhibit 15 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(vi) Purchase Agreement, dated May 31, 2001, among BLUM CB Corp., CBRE Holding, Inc. and Credit Suisse First Boston Corporation on its own behalf and as representative for certain other initial purchasers (incorporated herein by reference to Exhibit 12 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).

(b)(vii)        Registration Rights Agreement, dated May 31, 2001, among BLUM
                CB Corp., CBRE Holding, Inc. and Credit Suisse First Boston Corporation on its own behalf and as representative for certain other initial purchasers of notes of BLUM CB Corp. (incorporated herein by reference to Exhibit 17 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(viii) Indenture, dated as of June 7, 2001, among CBRE Holding, Inc., BLUM CB Corp. and State Street Bank and Trust Company of California, N.A., as Trustee, relating to notes of BLUM CB Corp. (incorporated herein by reference to Exhibit 18 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(ix) Purchase Agreement, dated as of June 29, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston (incorporated herein by reference to Exhibit 16 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(x) Registration Rights Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston (incorporated herein by reference to Exhibit 19 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(b)(xi) Anti-Dilution Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit

                Suisse First Boston (incorporated herein by reference to Exhibit 20 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(b)(xii)        Indenture, dated as of July 20, 2001, between CBRE Holding, Inc.
                and State Street Bank and Trust Company of California, N.A., as Trustee, relating to notes of CBRE Holding, Inc. (incorporated herein by reference to Exhibit 21 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(b)(xiii) Credit Agreement, dated as of July 20, 2001, between CB Richard Ellis Services, Inc., CBRE Holding, Inc., Credit Suisse First Boston Corporation and other lenders party thereto (incorporated herein by reference to Exhibit 22 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(c)(i) Opinion of Morgan Stanley & Co. Incorporated (incorporated herein by reference to Appendix F of the Proxy Statement).

(c)(ii) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of CB Richard Ellis Services, Inc. on February 23, 2001.*

(d)(i) Agreement and Plan of Merger, dated as of February 23, 2001, among CB Richard Ellis Services, Inc., BLUM CB Holding Corp. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Preliminary Proxy Statement on Schedule 14A filed by CB Richard Ellis Services, Inc. on April 12, 2001).

(d)(ii) Amended and Restated Agreement and Plan of Merger, dated as of April 24, 2001, among CB Richard Ellis Services, Inc., CBRE Holding, Inc. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Preliminary Proxy Statement on
                Schedule 14A filed by CB Richard Ellis Services, Inc. on May 25,
                2001).

(d)(iii) Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001, among CB Richard Ellis Services, Inc., CBRE Holding, Inc. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(iv) Contribution and Voting Agreement, dated as of February 23, 2001, among BLUM CB Holding Corp., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Preliminary Proxy Statement on
                Schedule 14A filed by CB Richard Ellis Services, Inc. on May 25,
                2001).

(d)(v) Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).

(d)(vi) Amendment, dated as of July 19, 2001, to the Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Exhibit 23 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic

                Partners, L.P. and certain of its affiliates on July 25, 2001).

(d)(vii) Securityholders' Agreement, dated as of July 20, 2001, among RCBA Strategic Partners, L.P., BLUM Strategic Partners II, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, DLJ Investment Funding, Inc., Credit Suisse First Boston Corporation, CB Richard Ellis Services, Inc., CBRE Holding, Inc. and other investors signatories thereto (incorporated herein by reference to Exhibit 25 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(d)(viii) Warrant Agreement, dated as of July 20, 2001 among CBRE Holding, Inc., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Exhibit 26 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(d)(ix) Guarantee Agreement, dated as of February 23, 2001, between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(x) Supplemental Agreement, dated as of May 31, 2001, related to Guarantee Agreement between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(xi) Letter Agreement, dated as of February 23, 2001, among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Appendix D of the Proxy Statement).

(d)(xii) Confidentiality Agreement, dated December 15, 2000, among BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Raymond
                E. Wirta, W. Brett White and Frederic V. Malek (incorporated herein by reference to Exhibit 7 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates February 28, 2001).

(d)(xiii) Amendment to Confidentiality Agreement, dated February 23, 2001, among BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Raymond E. Wirta, W. Brett White and Frederic V. Malek (incorporated herein by reference to Exhibit 7 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates February 28, 2001).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix E of the Proxy Statement).

(g)             None.

-----------

*        Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: July 25, 2001             CB RICHARD ELLIS SERVICES, INC.

                                             By:     /s/ Walter V. Stafford
                                                      --------------------------
                                             Name:    Walter V. Stafford
                                             Title:   Executive Vice President,
                                                      Secretary and General
                                                      Counsel

                                             CBRE HOLDING, INC.

                                             By:      /s/ Murray A. Indick
                                                      --------------------------
                                             Name:    Murray A. Indick
                                             Title:   Vice President

                                             RCBA STRATEGIC PARTNERS, L.P.

                                             By:      RCBA GP, L.L.C.
                                                        its general partner

                                             By:      /s/ Claus J. Moller
                                                      --------------------------
                                             Name:    Claus J. Moller
                                             Title:   Managing Member

                                             FS EQUITY PARTNERS III, L.P.

                                             By:      FS Capital Partners, L.P.,
                                                        its general partner

                                                      By: FS Holdings, Inc.,
                                                      its general partner

                                             By:      /s/ J. Frederick Simmons
                                                      --------------------------
                                             Name:    J. Frederick Simmons
                                             Title:   Vice President

                                             FS EQUITY PARTNERS INTERNATIONAL,
                                              L.P.

                                             By:  FS&Co. International, L.P.,
                                                    its general partner

                                                   By: FS International Holdings
                                                   Limited, its general partner

                                             By:       /s/ J. Frederick Simmons
                                                      --------------------------
                                             Name:     J. Frederick Simmons
                                             Title:    Vice President


                                             THE KOLL HOLDING COMPANY

                                             By:      /s/ Donald M. Koll
                                                      --------------------------
                                             Name:     Donald M. Koll
                                             Title:    President


                                             /s/ Raymond E. Wirta
                                             -------------------------------
                                             RAYMOND E. WIRTA

                                             /s/ W. Brett White
                                             -------------------------------
                                             W. BRETT WHITE

                                             /s/ Frederic V. Malek
                                             -------------------------------
                                             FREDERIC V. MALEK

                                             /s/ Richard C. Blum
                                             -------------------------------
                                             RICHARD C. BLUM

                                             /s/ Bradford M. Freeman
                                             -------------------------------
                                             BRADFORD M. FREEMAN

                                             /s/ Donald M. Koll
                                             -------------------------------
                                             DONALD M. KOLL

                                  EXHIBIT INDEX


Exhibit Number     Description
--------------     -----------

(a)(i) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2001 (incorporated herein by reference to the Proxy Statement).

(a)(ii) Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(iii) Press release dated February 24, 2001 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CB Richard Ellis Services, Inc. on February 27, 2001).

(a)(iv) Offer to Purchase, dated June 19, 2001, Letter of Transmittal and Withdrawal of Tendered Options Letter, relating to the offer by CB Richard Ellis Services, Inc. to purchase any and all outstanding options to purchase its common stock (incorporated herein by reference to Schedule TO filed by CB Richard Ellis Services, Inc. on June 19, 2001).

(a)(v) Letter, dated June 22, 2001, from Raymond E. Wirta, Chief Executive Officer of CB Richard Ellis Services, Inc., to employees of CB Richard Ellis Services, Inc. and its subsidiaries (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on June 22, 2001).

(a)(vi) Letter, dated June 27, 2001, from James J. Didion, Chairman of the Board of CB Richard Ellis Services, Inc., to CB Richard Ellis Services, Inc. stockholders (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on June 27, 2001).

(a)(vii) Letter, dated July 2, 2001, from Raymond E. Wirta, Chief Executive Officer of CB Richard Ellis Services, Inc., to U.S. employees of CB Richard Ellis Services, Inc. and its subsidiaries (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on July 3, 2001).

(a)(viii) Letter, dated June 27, 2001, from James J. Didion, Chairman of the Board of CB Richard Ellis Services, Inc., to CB Richard Ellis Services, Inc. stockholders (incorporated herein by reference to Schedule 14A filed by CB Richard Ellis Services, Inc. on July 3, 2001).

(a)(ix) Supplement, dated July 5, 2001, to Offer to Purchase, relating to the offer by CB Richard Ellis Services, Inc. to purchase any and all outstanding options to purchase its common stock (incorporated herein by reference to Amendment No. 2 to Schedule TO filed by CB Richard Ellis Services, Inc. on July 5, 2001).

(a)(x)          Press release dated July 20, 2001.

(b)(i) Commitment Letter, dated February 23, 2001, of Credit Suisse First Boston to BLUM CB Corp., including exhibits (incorporated herein by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).

(b)(ii) Amendment, dated May 31, 2001, to Commitment Letter of Credit Suisse First Boston to BLUM CB Corp. (incorporated herein by reference to Exhibit 13 to Amendment No. 7 to

                Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).

(b)(iii) Commitment Letter, dated February 23, 2001, of DLJ Investment Funding, Inc. to BLUM CB Holding Corp., including schedule and exhibit (incorporated herein by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28,
                2001).

(b)(iv) Amendment, dated May 31, 2001, to Commitment Letter of DLJ Investment Funding, Inc. to CBRE Holding, Inc. (incorporated herein by reference to Exhibit 14 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).

(b)(v) Amendment, dated as of June 29, 2001, to Commitment Letter of DLJ Investment Funding, Inc. to CBRE Holding, Inc. (incorporated herein by reference to Exhibit 15 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(vi) Purchase Agreement, dated May 31, 2001, among BLUM CB Corp., CBRE Holding, Inc. and Credit Suisse First Boston Corporation on its own behalf and as representative for certain other initial purchasers (incorporated herein by reference to Exhibit 12 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).

(b)(vii)        Registration Rights Agreement, dated May 31, 2001, among BLUM
                CB Corp., CBRE Holding, Inc. and Credit Suisse First Boston Corporation on its own behalf and as representative for certain other initial purchasers of notes of BLUM CB Corp. (incorporated herein by reference to Exhibit 17 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(viii) Indenture, dated as of June 7, 2001, among CBRE Holding, Inc., BLUM CB Corp. and State Street Bank and Trust Company of California, N.A., as Trustee, relating to notes of BLUM CB Corp. (incorporated herein by reference to Exhibit 18 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(ix) Purchase Agreement, dated as of June 29, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston (incorporated herein by reference to Exhibit 16 to Amendment No. 8 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 3, 2001).

(b)(x) Registration Rights Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston (incorporated herein by reference to Exhibit 19 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(b)(xi) Anti-Dilution Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston (incorporated herein by reference to Exhibit 20 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(b)(xii)        Indenture, dated as of July 20, 2001, between CBRE Holding, Inc.
                and State Street Bank and Trust Company of California, N.A., as Trustee, relating to notes of CBRE Holding, Inc. (incorporated herein by reference to Exhibit 21 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(b)(xiii) Credit Agreement, dated as of July 20, 2001, between CB Richard Ellis Services, Inc., CBRE Holding, Inc., Credit Suisse First Boston Corporation and other lenders party thereto (incorporated herein by reference to Exhibit 22 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(c)(i) Opinion of Morgan Stanley & Co. Incorporated (incorporated herein by reference to Appendix F of the Proxy Statement).

(c)(ii) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of CB Richard Ellis Services, Inc. on February 23, 2001.*

(d)(i) Agreement and Plan of Merger, dated as of February 23, 2001, among CB Richard Ellis Services, Inc., BLUM CB Holding Corp. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Preliminary Proxy Statement on Schedule 14A filed by CB Richard Ellis Services, Inc. on April 12, 2001).

(d)(ii) Amended and Restated Agreement and Plan of Merger, dated as of April 24, 2001, among CB Richard Ellis Services, Inc., CBRE Holding, Inc. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Preliminary Proxy Statement on
                Schedule 14A filed by CB Richard Ellis Services, Inc. on May 25,
                2001).

(d)(iii) Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001, among CB Richard Ellis Services, Inc., CBRE Holding, Inc. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(iv) Contribution and Voting Agreement, dated as of February 23, 2001, among BLUM CB Holding Corp., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Preliminary Proxy Statement on
                Schedule 14A filed by CB Richard Ellis Services, Inc. on May 25,
                2001).

(d)(v) Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).

(d)(vi) Amendment, dated as of July 19, 2001, to the Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White and the other investors signatory thereto (incorporated herein by reference to Exhibit 23 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(d)(vii) Securityholders' Agreement, dated as of July 20, 2001, among RCBA Strategic Partners, L.P., BLUM Strategic Partners II, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, DLJ Investment Funding, Inc., Credit Suisse First Boston Corporation, CB Richard Ellis Services, Inc., CBRE Holding, Inc. and other investors signatories thereto (incorporated herein by reference to Exhibit 25 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(d)(viii) Warrant Agreement, dated as of July 20, 2001 among CBRE Holding, Inc., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Exhibit 26 to Amendment No. 9 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on July 25, 2001).

(d)(ix) Guarantee Agreement, dated as of February 23, 2001, between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(x) Supplemental Agreement, dated as of May 31, 2001, related to Guarantee Agreement between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(xi) Letter Agreement, dated as of February 23, 2001, among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Appendix D of the Proxy Statement).

(d)(xii) Confidentiality Agreement, dated December 15, 2000, among BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Raymond
                E. Wirta, W. Brett White and Frederic V. Malek (incorporated herein by reference to Exhibit 7 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates February 28, 2001).

(d)(xiii) Amendment to Confidentiality Agreement, dated February 23, 2001, among BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Raymond E. Wirta, W. Brett White and Frederic V. Malek (incorporated herein by reference to Exhibit 7 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates February 28, 2001).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix E of the Proxy Statement).

(g)             None.

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*        Previously filed.